UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

On May 18, 2022, Nam Tai Property Inc. (the “Company”) received a notice from the New York Stock Exchange (“NYSE”) stating that the Company is not in compliance with the NYSE’s continued listing requirements due to its failure to timely file its Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”) and noncompliance with Section 802.01E of the NYSE Listed Company Manual. As disclosed in the Company’s Form 12b-25 filed on May 3, 2021 and in its Form 6-K filed on May 6, 2022, the Company is unable to file its 2021 Form 20-F until it gains access to the books and records and possession of the corporate seals (more commonly known as chops) of certain subsidiaries of the Company incorporated in the People’s Republic of China.

On May 23, 2022, the NYSE notified the Company that it was halting trading in the Company’s common stock as it had regulatory concerns about the Company’s lack of direct control over the Company’s chops. While the trading halt is in place, the Company understands that its common stock cannot be traded on any other exchange or in the over-the-counter markets. The Company is in continued dialogue with the NYSE regarding the trading halt and its work to solve the underlying issues.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2022

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Interim Chief Executive Officer